EXHIBIT 4(b)(iii)

CONFORMED COPY

Dated 22 April 2005

BRITANNIA SOFT DRINKS LIMITED

INTERCONTINENTAL HOTELS GROUP PLC

ALLIED DOMECQ PLC

WHITBREAD GROUP PLC

and

PEPSICO, INC.

BSD IPO AGREEMENT

Linklaters

One Silk Street
London EC2Y8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref Stuart Bedford/David Martin

i

4	Termination of BSD IPO Agreement	18

4.1	Termination	18

4.2	Effect of Termination	18

5	Termination of BSD Shareholders’ Agreement	19

5.1	Termination Events	19

5.2	Consequences of Termination	19

5.3	PepsiCo Put	19

6	Confidentiality	20

6 1	Definition of Confidential Information	20

6.2	Confidentiality Undertakings	21

6.3	Permitted Disclosure	21

6.4	Notification of Unauthorised Disclosure	21

7	General Provisions	21

7.1	Whole Agreement	21

7.2	Group Interests	22

7.3	Third Party Rights	22

7.4	Variation	22

7.5	Further Assurance	22

7.6	Notices	22

7.7	Appointment of Process Agent	23

7.8	Invalidity	24

7.9	Counterparts	24

7.10	Governing Law and Jurisdiction	24

Schedule 1 Illustrative Shareholdings		26

ii

This Agreement is made on 22 April 2005 between:

(1)	Britannia Soft Drinks Limited registered in England and Wales with company number 47094 having its registered office at Britvic House, Broomfield Road, Chelmsford, Essex, CM1 1TU (“BSD”);

(2)	Intercontinental Hotels Group PLC registered in England and Wales with company number 4551528 having its registered office at 67 Alma Road, Windsor, Berkshire, SL4 3HD (“IHG”);

(3)	Allied Domecq PLC registered in England and Wales with company number 3771147 having its registered office at The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR (“Allied”);

(4)	Whitbread Group PLC registered in England and Wales with company number 29423 having its registered office at CityPoint, 1 Ropemaker Street, London, EC2Y 9HX (“Whitbread”); and

(5)	PepsiCo, Inc., a corporation organised under the laws of the State of North Carolina, with general offices at 700 Anderson Hill Road, Purchase, New York (“PepsiCo”).

Recitals

(A)	PepsiCo and Britvic entered into the EBAs and the FPA on 10 March 2004.

(B)	PepsiCo also became a shareholder of BSD on 10 March 2004.

(C)	The Parties entered into the Existing BSD IPO Agreement on 10 March 2004 which, inter alia, set out their agreement as to PepsiCo’s rights as a minority shareholder of BSD and the terms on which the Parties would agree to proceed with an initial public offering and stock exchange listing of BSD.

(D)	The Parties wish to terminate the Existing BSD IPO Agreement and replace it with this Agreement.

It is agreed as follows:

1	Interpretation

1.1	Definitions

In this Agreement (including the Recitals), unless the context otherwise requires:

“Accounts” means the consolidated management accounts of BSD, prepared by BSD on a basis consistent with the applicable Accounting Policies, for the Financial Conditions Period;

“Accounting Date” means the last day of the Accounting Period which immediately precedes the first Accounting Period before the Announcement Period;

“Accounting Period” means any of the 4 (or occasionally 5) week periods in respect of which BSD prepares consolidated management accounts;

“Accounting Policies” means the accounting principles, standards, conventions and practices used in the preparation of BSD’s audited consolidated accounts for the year ended 2 October 2004; provided that, to the extent that such principles, standards, conventions and practices are inapplicable or not used in relation to any item(s) to be included in BSD’s consolidated management accounts for the Financial Conditions Period, this definition will include those accounting principles, standards, conventions and practices which would have been applicable or would have had effect on 2 October 2004 in relation to such item;

“Admission” means the admission of BSD Shares to listing on the Official List of the UKLA, and to trading on the London Stock Exchange’s market for listed securities, in connection with the IPO;

“Agreement” means this Agreement, as it may be amended or supplemented from time to time, and includes the Schedules hereto;

“Announcement Date” means the date of public announcement by BSD of the firm intention to implement the IPO;

“Announcement Period” means the Accounting Period in which the Announcement Date falls;

“Associated Company” means, in relation to a Party, any holding company, subsidiary or any other subsidiaries of any such holding company;

“Base Combined Percentage” means 9 per cent. of the issued BSD Shares from time to time;

“Britvic” means Britvic Soft Drinks Limited, a company registered in England and Wales with company number 517211, and having its registered office at Britvic House, Broomfield Road, Chelmsford, Essex, CM1 1TU;

“BSD Board” means the board of directors of BSD, or any successor entity to BSD, from time to time;

“BSD Joint Venture Agreement” means the joint venture agreement in relation to BSD between, inter alia, BSD, IHG, Whitbread and Allied dated 10 February 1986, as amended;

“BSD Shares” means ordinary shares of £1 each in the capital of BSD or, following any scheme of arrangement or reconstruction effected prior to the IPO in accordance with Clause 3.5.2(ii), the ordinary shares in the holding company of Britvic and its subsidiaries and fellow subsidiaries in which PepsiCo and the Original BSD Shareholders hold shares and references to a shareholding in BSD or similar expression will be construed accordingly;

“BSD Share Offering” means the IPO and each Subsequent Offering;

“Business Day” means a day on which clearing banks are ordinarily open for business in both London and New York;

“Code” means the City Code on Takeovers and Mergers, as from time to time in force;

“Confidential Information” has the meaning given in Clause 6.1;

“Dilutive Event” means any subsequent issue of BSD Shares on a non pre-emptive basis by BSD following the IPO, including, without limitation, as a result of the exercise of employee share options or an issue of BSD Shares in consideration for an acquisition;

“EBAs” means the two agreements known as the Exclusive Bottling Appointments, both entered into on 10 March 2004 between PepsiCo and Britvic and Seven-Up International, a division of the Concentrate Manufacturing Company of Ireland (an Associated Company of PepsiCo) and Britvic, respectively;

“Existing BSD IPO Agreement” means the agreement in relation to the potential IPO of BSD between the Shareholders and BSD dated 10 March 2004;

“Final BSD Share Offering” means the BSD Share Offering following which each Original BSD Shareholder holds less than 3% of issued BSD Shares;

“Financial Conditions Period” means the period of 13 Accounting Periods ending on the Accounting Date;

“FPA” means the agreement known as the Franchise Performance Agreement between Pepsi-Cola International, Cork (an Associated Company of PepsiCo) and Britvic dated 10 March 2004;

“Initial Combined Percentage” means ninety-five per cent. of the issued BSD Shares as at the date of this Agreement;

“Initial Percentage” means five per cent. of the issued BSD Shares as at the date of this Agreement;

“IPO” means the initial public offering of BSD Shares (comprising an offer of BSD Shares for sale by the Original BSD Shareholders and, if so resolved by the BSD Board, an offer of new BSD Shares for subscription) and Admission of the BSD Shares;

“IPO Board” means the BSD Board comprising the individuals whom the Shareholders agree, subject to PepsiCo’s rights under Clause 2.1, will be the directors of BSD (or any successor entity of BSD) at the time, and in the event, of Admission;

“IPO Commencement Date” has the meaning specified in Clause 3.2.1;

“IPO Conditions” means the circumstances specified in Clause 3.3;

“IPO Minimum” means such number of shares as is 50 per cent. of the total issued ordinary share capital of BSD immediately following the IPO (including any new BSD Shares issued in connection with the IPO);

“IPO Period” has the meaning specified in Clause 3.4;

“IPO Window” has the meaning specified in Clause 3.3;

“Listing Rules” means the Listing Rules made by the UKLA for the purposes of Part VI of the Financial Services and Markets Act 2000 (as amended or supplemented from time to time);

“London Stock Exchange” means London Stock Exchange plc;

“Mandatory Offer” has the meaning given in Clause 3.6.8;

“Maximum Percentage” means 25 per cent. of the issued BSD Shares from time to time, plus one share;

“Official List” means the Official List of the UKLA;

“Original BSD Shareholders” means IHG, Allied and Whitbread;

“Panel” means The Panel on Takeovers and Mergers;

“Parties” means the parties to this Agreement; and “Party” means any one of them;

“Participating Original BSD Shareholder” means any Original BSD Shareholder which is selling BSD Shares in a BSD Share Offering;

“Permitted Subsidiary” means, in relation to any Shareholder, any wholly-owned (direct or indirect) subsidiary of such Shareholder;

“Reporting Accountants” means the accountants engaged, or proposed to be engaged, by BSD to advise it in connection with the IPO;

“Requisite Number” has the meaning given in Clause 3.6.1(ii);

“SARs” means the Rules Governing Substantial Acquisitions of Shares issued on behalf of the Panel;

“Shareholders” means the Original BSD Shareholders and PepsiCo;

“Subsequent Offering” means any sale or offering of BSD Shares made by any one or more (as the case may be) of the Original BSD Shareholders other than a sale made pursuant to Clause 3.6.2(i) and (iii) to (ix);

“Tropicana” means Tropicana United Kingdom Limited, a company registered in England and Wales with company number 2576034, having its registered office at 1600 Arlington Business Park, Theale, Reading, RG7 4SA and a wholly owned subsidiary of PepsiCo; and

“UKLA” means the UK Listing Authority or any successor body or authority thereto.

1.2	Subordinate Legislation

Any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

1.3	Modification etc. of Statutes

References to a statute or statutory provision include that statute or provision as from time to time modified, re-enacted or consolidated.

1.4	Interpretation Act 1978

The Interpretation Act 1978 shall apply in this Agreement in the same way as it applies to an enactment.

1.5	References

1.5.1	References to “Clauses” and “Schedules” are to clauses and schedules of this Agreement.

1.5.2	References to a Shareholder being a “holder” of BSD Shares are to such Shareholder in its capacity as the direct owner of the shares and, where the context requires, in its capacity as having an indirect interest through ownership by a Permitted Subsidiary; and “holding” and “holds” shall, unless the context otherwise requires, be interpreted accordingly.

1.5.3	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.5.4	References to any Shareholder, PepsiCo or any Original BSD Shareholder include, unless the context otherwise requires, Permitted Subsidiaries of such Shareholder, PepsiCo or Original BSD Shareholder.

1.5.5	References to any agreement include that agreement as amended or restated from time to time or, in the case of FPA only, any agreement substituted therefor.

1.6	Companies Act

1.6.1	The expressions “holding company” and “subsidiary” shall have the meanings set out in Section 736 of the Companies Act 1985.

1.6.2	The expression “equity security” shall have the meaning set out in Section 94 of the Companies Act 1985.

1.7	Headings and Recitals

Headings and Recitals in this Agreement are included for convenience only and shall be ignored in construing this Agreement.

1.8	BSD Joint Venture Agreement

Save as provided in Clause 7.2.1, if there is any ambiguity or conflict between the terms of this Agreement and the terms of the BSD Joint Venture Agreement, the terms of this Agreement shall prevail.

2	PepsiCo’s Rights as Minority BSD Shareholder

2.1	Board Representation

2.1.1	From the date of this Agreement until Admission:

(i)	PepsiCo shall have the right to appoint a director to the BSD Board and, for the avoidance of doubt, such right shall apply in relation to appointments by PepsiCo of a non-executive director to the IPO Board;

(ii)	any director appointed by PepsiCo pursuant to Clause 2.1.1 may be removed by PepsiCo and PepsiCo shall be entitled to appoint another director in his or her place; and

(iii)	the Original BSD Shareholders shall exercise their rights as holders of BSD Shares to give effect to the rights of PepsiCo under this Clause 2.1, including taking all such steps as are necessary to ensure that PepsiCo’s nominee is appointed to or removed from the BSD Board.

(iv)	if there has been:

(a)	a non-renewal of the EBAs by PepsiCo;

(b)	a termination of the EBAs by PepsiCo other than as a result of Britvic’s breach; or

(c)	a termination of the EBAs by Britvic as a result of PepsiCo’s breach,

or, if earlier, notice has been given in respect of any of paragraphs (a) and (b) above, then PepsiCo’s rights, and the Original BSD Shareholders’ obligations, under Clause 2.1.1 shall cease with immediate effect upon the occurrence of such event or the giving of such notice and PepsiCo shall immediately prior to such cessation remove any director it has appointed to the BSD Board (including, for the avoidance of doubt, any appointee to the IPO Board).

2.1.2	At any general meeting of BSD held after Admission at which:

(i)	a resolution is proposed for the election or re-election (as the case may be) of a PepsiCo nominee to the BSD Board, each of the Original BSD Shareholders agrees to exercise any votes it then (directly or indirectly) holds in favour of the resolution; or

(ii)	a resolution is proposed for the removal of a PepsiCo nominee, each of the Original BSD Shareholders agrees to exercise any votes it then (directly or indirectly) holds against such resolution,

unless (in either case) it would not be in the best interests of BSD to do so.

2.2	Pre-Emption Rights

Prior to the time of Admission, the Shareholders shall exercise their rights as holders of BSD Shares so as to procure that BSD shall not allot equity securities which are to be wholly paid up in cash unless it has first offered such equity securities in accordance with Section 89 of the Companies Act 1985.

2.3	Provision of information to PepsiCo director

BSD shall ensure that the director appointed by PepsiCo is sent notice of, and documents relating to, any meetings of the BSD Board and, where such director is a member, any meetings of any committee of the BSD Board at the same time as such notice or such documents are sent respectively to the other members of the BSD Board or the relevant committee of the BSD Board. Any such notice or documents shall be circulated in accordance with the provisions of the Articles.

3	IPO

3.1	Intention to IPO

The Parties intend to undertake the IPO and this Clause 3 sets out the conditions to the IPO and the rights and obligations of the parties in relation to the process for effecting the IPO.

3.2	IPO Commencement Date

3.2.1	The BSD Board may resolve at any time that, subject to satisfaction of the IPO Conditions, BSD shall proceed with preparations for the IPO. Subject to Clause 3.4.2(iii), the date of such resolution shall be the “IPO Commencement Date”.

3.2.2	The BSD Board shall notify each Shareholder in writing of a resolution under Clause 3.2.1 within 5 days of the IPO Commencement Date.

3.3	IPO Conditions

3.3.1	Subject to the remainder of this Clause 3.3 and Clause 3.4, the IPO may proceed with an Admission date which is within the period between 1 January 2005 and 31 December 2008 (the “IPO Window”).

3.3.2	The IPO may not proceed if:

(i)	the number of BSD Shares to be sold by the Original BSD Shareholders (including any BSD Shares sold to PepsiCo pursuant to Clauses 3.6.1) and

3.7	and issued by BSD (in each case) in connection with the IPO would (in aggregate) be fewer than the IPO Minimum;

(ii)	PepsiCo has, at any time prior to the Announcement Date, given a bona fide valid notice of breach pursuant to clause 6(a) of either EBA; provided that, if PepsiCo has given such a notice, it will be deemed not to be effective (for the purposes only of this Clause 3.3.2(ii)) if:

(a)	the specified breach has been remedied within 90 days of receipt of the notice of breach (the “Remedy Period”);

(b)	in circumstances where the Remedy Period has not expired as at the Announcement Date, the BSD Board has passed a resolution confirming that the specified breach will be remedied within the Remedy Period; or

(c)	on or before the Announcement Date, PepsiCo has withdrawn, or agreed to withdraw, such notice.

(iii)	at the IPO Commencement Date, the FPA has an unexpired term of less than two calendar years; or

(iv)	either of the following financial tests has not been satisfied:

(a)	EBITDA/Interest of BSD shall exceed 5.5x where:

(I)	“EBITDA” is the profit after taxation shown in the Accounts with the following charges set out in the Accounts being added back (or where appropriate deducted):

(A)	the charge for taxation;

(B)	net Interest payable/receivable;

(C)	any amount attributable to amortisation of goodwill or other intangible assets and the charge for depreciation of tangible fixed assets including any impairment charge;

EBITDA shall be adjusted to negate the effects of the following items (which shall be derived from the Accounts):

(A)	any profit or loss resulting from the release of unutilised fair value provisions;

(B)	items treated as extraordinary or exceptional items, as determined by reference to Financial Reporting Standard 3; and

(II)	“Interest” is the amount shown as net interest charged or received in the Accounts; and

(b)	Net Debt/EBITDA shall be less than 2.5x where:

(I)	“Net Debt” is the net amount of bank loans, other loans, overdrafts, finance lease payables and cash (including cash equivalents) and bank balances extracted from the balance sheet in the Accounts;

(II)	“EBITDA” has the meaning given in Clause 3.3.2(iv)(a)(I),

3.3.3	BSD shall, as soon as reasonably practicable (but in any event no longer than 15 Business Days after the Accounting Date), provide to the Shareholders reasonable evidence in writing (comprising schedules extracting the relevant information from the BSD management accounts and a confirmation that such schedules have been prepared on a basis consistent with the Accounting Policies (which shall hereafter be referred to as the “Financial Conditions Submission”)) that the financial conditions specified in Clause 3.3.2(iv) have been satisfied (and BSD shall provide promptly any further evidence or information reasonably requested by any Shareholder in relation to the satisfaction of the financial conditions). Any Shareholder may, within 5 Business Days of receipt of the Financial Conditions Submission, give written notice to each of the other Shareholders and BSD that it is not satisfied that the financial conditions have been met. If no such notice has been given within the specified period, the financial conditions shall be deemed to have been satisfied for the purposes of Clause 3.3. If such notice is given (and not withdrawn prior to the end of the specified period), BSD shall procure that the Reporting Accountants prepare a written determination as to whether the financial conditions set out in Clause 3.3.2(iv) have been satisfied. In providing such determination, the Reporting Accountants will be acting as an expert, not an arbitrator, and, in the absence of manifest error or fraud, the determination by the Reporting Accountants will be final and binding on the Parties.

3.4	IPO Period

3.4.1	Subject to the following provisions of this Clause 3.4, the IPO may only proceed if the date of Admission falls within the period of 12 months from the IPO Commencement Date (the “IPO Period”).

3.4.2	If the BSD Board resolves during the IPO Period to discontinue preparations for the IPO, then that IPO Period shall cease. If the BSD Board subsequently wishes to resume preparations for the IPO, then:

(i)	the BSD Board must pass another resolution pursuant to Clause 3.2.1, subject to satisfaction of the IPO Conditions;

(ii)	notice of such resolution must be given to Shareholders pursuant to Clause 3.2.2; and

(iii)	the date of such resolution shall be the IPO Commencement Date (and any previous IPO Commencement Date shall cease to be relevant for the purposes of this Agreement) and a new IPO Period shall commence therefrom.

3.4.3	If the IPO Period expires before the time of Admission and the BSD Board wishes to continue with preparations for the IPO, then Clauses 3.4.2(i), (ii) and (iii) shall apply.

3.4.4	If the BSD Board passes a resolution pursuant to Clause 3.2.1 (including where such resolution is passed pursuant to Clauses 3.4.2 or 3.4.3) within the 12 months prior to 31 December 2008, then the IPO Period shall be the period from the date of that resolution to 31 December 2008.

3.5	Participation and Cooperation in the Conduct of the IPO

3.5.1	For the duration of the IPO Period, each of the Parties shall co-operate with the other Parties and their respective financial and other advisers to achieve the IPO in accordance with the Listing Rules, the rules and regulations of the London Stock Exchange and other applicable laws and regulation.

3.5.2	For the duration of the IPO Period, and without imposing any obligation to sell shares in BSD, each of the Shareholders shall, to the extent relevant to such Shareholder (having regard to its shareholding in BSD, its representation (if any) on the BSD Board (including, where relevant, the IPO Board) and its role in the process for implementing the IPO), use all reasonable endeavours to assist BSD in taking all actions necessary to achieve the IPO including, without limitation, cooperating and participating as reasonably required to implement, as appropriate, the following actions:

(i)	converting BSD into a public limited company;

(ii)	reorganising the share capital structure of BSD (including, without limitation, insertion of a new holding company by way of an arrangement or compromise under Section 425 of the Companies Act 1985) provided that, following such reorganisation, each Shareholder would have rights as a shareholder in BSD (or any successor entity to BSD) equivalent to those it had in BSD prior to the reorganisation. PepsiCo acknowledges and agrees that any reorganisation undertaken prior to Admission in accordance with this Clause 3.5.2(ii) shall not give rise to any breach of or termination right under the EBA and that the EBA shall be construed accordingly;

(iii)	determining the number of BSD Shares to be offered as is considered appropriate by the sponsoring bank(s) engaged for the IPO;

(iv)	subject to Clause 2.1, changing the composition of the Board (such that its composition is appropriate for a company in which the shares are to be admitted to the Official List and to trading on the London Stock Exchange (having regard to applicable corporate governance standards)) and procuring that the director(s) it has nominated enter into appropriate service contracts or letters of appointment;

(v)	adopting new articles of association appropriate for a listed company;

(vi)	instructing the Reporting Accountants;

(vii)	meeting the financial reporting requirements set out in the Listing Rules (for example as to trading history, extracts from audited accounts of prior years, cash flow and profit forecasts and working capital report);

(viii)	establishing or amending employee/executive share option schemes and obtaining relevant Inland Revenue clearance;

(ix)	agreeing with the sponsoring bank(s) the sale/subscription price of the BSD Shares offered for sale and/or subscription in the IPO;

(x)	carrying out verification of the prospectus and other documents pertinent to the IPO in respect of which verification is required;

(xi)	procuring that its appointee, or appointees, to the BSD Board provide any confirmations or consents which are reasonably necessary to secure Admission; and

(xii)	entering into any agreements (including any lock-up agreement reasonably required by the sponsoring bank(s)) or executing any other documents in connection with the IPO as may reasonably be required by the sponsoring bank(s) or as may be required by any regulatory authority and on terms reasonably acceptable to each Shareholder who is a party to such an agreement or document and in a manner or form that does not create a concert party issue for the purposes of the Code.

3.5.3	Notwithstanding Clause 2.1 and the Articles, each of the Shareholders shall be bound to remove forthwith any director it has appointed to the IPO Board from office if such director (a “Relevant Director”) fails or is unable to co-operate promptly with the IPO process or fails, is unable or delays either to provide any confirmations or consents necessary or to sign any documents (including, without limitation, a responsibility statement) reasonably necessary to secure Admission. The Shareholder who appointed the Relevant Director shall have the right to appoint a replacement therefor; provided that:

(i)	such appointment will not disrupt the timetable for the IPO in the sole opinion of the sponsoring bank(s) acting reasonably; and

(ii)	if such replacement director also fails to co-operate (as aforesaid) and is removed in accordance with this Clause 3.5.3, such Shareholder shall forego its rights to make a further appointment to the IPO Board.

3.5.4	The Original BSD Shareholders acknowledge and agree that the obligations of co-operation and assistance imposed upon PepsiCo pursuant to Clauses 3.5.1 to 3.5.3 shall not restrict or modify in any way any rights which PepsiCo may have under the remaining provisions of this Agreement and under the EBAs and the FPA. PepsiCo undertakes for the duration of the IPO Period that it shall exercise such rights (including any purported service of a notice of breach of the EBA expressed to be pursuant to clause 6 thereof) bona fide and for the sole or predominant purpose of advancing or protecting its legitimate interests under the EBAs and FPA and not for any other sole or predominant purpose, including without limitation and by way of example only, for the purpose of:

(i)	frustrating or delaying either the IPO or the IPO process; or

(ii)	securing an advantage or a benefit other than an advantage or a benefit under the EBAs or FPA (or any related agreement) which would or might accrue to PepsiCo in the ordinary course of events or which may be secured by PepsiCo by the exercise of its rights thereunder.

3.5.5	BSD shall use all reasonable endeavours to ensure that any disclosure of confidential or other commercially sensitive information, whether in the prospectus or in any announcement or other public document issued by BSD in connection with the IPO, is no more than is reasonably required in order for BSD, its directors and advisers (including without limitation the sponsor to BSD) to satisfy their respective obligations under, or the requirements of:

(i)	any applicable laws, rules and regulations, regulatory bodies or courts of competent jurisdiction (including, for the purposes of the UK, the Financial Services and Markets Act, the Listing Rules, the UKLA, the rules and regulations of the London Stock Exchange (or any other stock exchange on which the BSD Shares are to be listed or quoted) and the rules of the Code); or

(ii)	any subsequent enquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require any such disclosure.

3.6	Entitlement to BSD Shares

3.6.1	Subject to Clause 3.6.7 and applicable law and regulation (including UKLA’s decision to grant the application for Admission), the rights and obligations of the Parties to acquire and dispose of BSD Shares, both upon and after the IPO, are set out below:

(i)	subject to paragraphs (ii) to (x) below, PepsiCo shall have the right to acquire at the time of (or, where applicable, by participation in) the IPO and each Subsequent Offering such number of BSD Shares as would ensure that, if PepsiCo exercised its rights in full, PepsiCo’s shareholding in BSD would increase from the Initial Percentage to the Maximum Percentage whilst the aggregate shareholding of the Original BSD Shareholders decreases from the Initial Combined Percentage to the Base Combined Percentage;

(ii)	subject to paragraphs (iv), (v), (vi), (vii) and (ix) below, in respect of each BSD Share Offering, PepsiCo shall be entitled to acquire, from the Participating Original BSD Shareholders, in the proportions established under Clauses 3.6.3 or 3.6.4 or paragraph (vii) below (as the case may require), up to such number (the “Requisite Number”) of BSD Shares as would ensure that, following such BSD Share Offering and acquisition by PepsiCo (assuming PepsiCo exercises its rights in full), PepsiCo’s shareholding in BSD will have increased, as a proportion of the difference between the Initial Percentage and the Maximum Percentage, to the same extent as the aggregate shareholding of the Original BSD Shareholders has decreased, as a proportion of the difference between the Initial Combined Percentage and the Base Combined Percentage;

(iii)	subject to paragraph (vii), if PepsiCo exercises its rights to acquire BSD Shares under this Clause 3.6.1, PepsiCo shall acquire and the Participating Original BSD Shareholders shall sell such BSD Shares and the BSD Shares so acquired by PepsiCo shall be in addition to any BSD Shares which are sold by the Participating Original BSD Shareholders in the BSD Share Offering to persons other than PepsiCo; provided always that, if the Participating Original BSD Shareholders do not or would not as a result of the sales made or to be made in the relevant BSD Share Offering hold a sufficient number of shares to enable PepsiCo to acquire the Requisite Number:

(a)	in the case of the IPO, PepsiCo shall be entitled to participate in the IPO to the extent of any shortfall; and

(b)	in the case of any Subsequent Offering, the provisions of paragraph (viii) shall apply.

(iv)	if PepsiCo elects not to exercise its rights under this Clause 3.6.1 in relation to any BSD Share Offering (or exercises such rights in part only), PepsiCo shall be treated as if it had exercised its rights in full for the purposes of determining the Requisite Number for subsequent BSD Share Offerings pursuant to paragraph (ii) above (and thus shall not be entitled to make up any shortfall at the time of any Subsequent Offering);

(v)	if PepsiCo elects not to take up its rights in full under any offer by way of rights made by BSD, then, notwithstanding any rights that would otherwise arise under paragraph (ii) above, PepsiCo shall not be entitled to acquire shares under this Clause 3.6.1 in respect of such offer by way of rights and, for the purposes of determining the Requisite Number for subsequent BSD Share Offerings pursuant to paragraph (ii) above, PepsiCo shall be treated as if it had exercised its rights in full;

(vi)	if PepsiCo intends to exercise its rights under this Clause 3.6.1 in connection with any BSD Share Offering, it shall provide written confirmation to the Original BSD Shareholders as to the number (the “Specified Number”) of BSD Shares it will acquire in relation to such offering :

(a)	in the case of the IPO, three Business Days prior to the anticipated date of publication of the relevant prospectus, and PepsiCo’s confirmation of the Specified Number shall create a binding obligation on PepsiCo to acquire the Specified Number of BSD Shares provided that the price per BSD Share is within five per cent. of the price, or of the upper or lower limit of the price range notified to PepsiCo by BSD and such price or price range is subsequently specified in the relevant prospectus provided further that, if a different price or price range is to be specified in the relevant prospectus, the Original BSD Shareholders shall notify PepsiCo forthwith and PepsiCo shall confirm whether or not it wishes to change the Specified Number; and

(b)	in the case of any Subsequent Offering, within three Business Days of the date on which notice of the Subsequent Offering is given to PepsiCo by any one or more of the Participating Original BSD Shareholders, and PepsiCo’s confirmation of the Specified Number shall create a binding obligation on PepsiCo to acquire such BSD Shares at the price at which the BSD Shares were sold or offered in the Subsequent Offering; provided that nothing in this Agreement shall require the Original BSD Shareholders to give prior notice to PepsiCo of any Subsequent Offering, provided that in the case of the IPO, if the number of BSD Shares sold by the Original BSD Shareholders in the IPO is less than originally anticipated, the Requisite Number and the Specified Number shall be reduced proportionately;

(vii)	without prejudice to Clause 3.6.7:

(a)	when determining the aggregate shareholding the Original BSD Shareholders would have following any BSD Share Offering for the purposes of paragraph (ii) above, any Original BSD Shareholder who would, following such offering, hold 3 per cent. or less of the then issued BSD Shares will be deemed to hold precisely 3 per cent. of the then issued BSD Shares; and

(b)	notwithstanding Clauses 3.6.3 and 3.6.4, if, as a result of a sale made as part of a BSD Share Offering (or as a result of a sale to PepsiCo under this Clause 3.6.1), a Participating Original BSD Shareholder ceases to hold in excess of 3 per cent. of the then issued BSD Shares (the “Minimum Threshold”), such Participating Original BSD Shareholder shall (save as otherwise agreed between the Participating Original BSD Shareholders) sell no further BSD Shares to PepsiCo unless there is no other Participating Original BSD Shareholder who holds in excess of the Minimum Threshold;

(viii)	subject to paragraph (vii)(b), in relation to any Subsequent Offering in which any one or more of the Participating Original BSD Shareholder(s) do(es) not hold a sufficient number of BSD Shares to make up its proportion of the Requisite Number, PepsiCo may seek to acquire the aggregate shortfall in the Requisite Number of BSD Shares (the “Shortfall Number”):

(a)	by making an offer to acquire the Shortfall Number from the other Original BSD Shareholder(s) at the price at which the BSD Shares were sold or offered in the Subsequent Offering; such offer to be capable of acceptance in whole or in part within three Business Days by the other Original BSD Shareholders pro rata to their holding(s) in BSD at the time of such Subsequent Offering (unless the other Original BSD Shareholder(s) agree between them to sell the Requisite Number other than on a pro rata basis); or

(b)	if, and only if, PepsiCo first makes an offer in accordance with paragraph (a) above and the number of BSD Shares to be acquired by PepsiCo pursuant to the offer, at the expiry of the three Business Day acceptance period referred to in paragraph (a) (the “Acceptance Date”), is less than the Shortfall Number, by way of market purchases of BSD Shares for the balance provided that PepsiCo’s right to make such market purchases shall cease after a period of seven Business Days from the Acceptance Date or such longer period as is necessary to enable PepsiCo to acquire such BSD Shares in compliance with the SARs;

(ix)	in relation to any Subsequent Offering, if the number of BSD Shares to be sold or, offered by the relevant Original BSD Shareholder(s) constitutes less than 1 per cent. (the “Acquisition Threshold”) of the issued BSD ordinary share capital immediately prior to such Subsequent Offering, PepsiCo shall have no right to acquire any BSD Shares at the time of such Subsequent Offering, but the Requisite Number of BSD Shares which PepsiCo would otherwise have been entitled to acquire under paragraph (ii)

above (the “Rolled-up Shares”) shall be added to the number of BSD Shares which PepsiCo would otherwise be able to acquire from the relevant Original BSD Shareholder(s) at the time of the next Subsequent Offering (the “Trigger Offering”) where the number of shares to be sold or offered would be equal to or exceed the Acquisition Threshold;

(x)	all BSD Shares acquired by PepsiCo pursuant to Clause 3.6.1(ix) from the Original BSD Shareholders as part of a Trigger Offering shall be acquired at the price at which BSD Shares are sold or issued in the Trigger Offering;

(xi)	save as set out in paragraphs (i) to (x) above and Clause 3.7.2, PepsiCo shall not be entitled to acquire BSD Shares (or other equity securities of BSD) unless:

(a)	such acquisition is made in connection with or pursuant to an offer (as defined in the Code) for the ordinary share capital of BSD made by PepsiCo in accordance with the Code; or

(b)	such acquisition is made pursuant to a compromise or arrangement under Section 425 of the Companies Act 1985 providing for the acquisition by PepsiCo of more than 50 per cent. of the ordinary share capital of BSD; or

(c)	such acquisition is made as a result of an allotment to PepsiCo (pro rata to PepsiCo’s holding of BSD Shares prior to the announcement of the offer) of rights to BSD Shares or other equity securities of BSD under any offer by way of rights made by BSD or PepsiCo subsequently taking up such rights; and

(xii)	from the Announcement Date until the date which is the earlier of (if applicable) the expiry of the IPO Window without the IPO proceeding to Admission and termination of this Agreement, and subject to Clause 7.2 (but notwithstanding any other provision of this Agreement), PepsiCo shall not be entitled to dispose of BSD Shares or any interest in BSD Shares except by way of:

(a)	(i) an acceptance of a general offer for the ordinary share capital of BSD made in accordance with the Code or (ii) the provision of an irrevocable undertaking to accept such an offer or (iii) a sale of BSD Shares to an offeror who has announced a firm intention to make an offer (whether or not subject to a pre-condition) for all of the ordinary share capital of BSD under Rule 2.5 of the Code;

(b)	any disposal pursuant to a compromise or arrangement under Section 425 of the Companies Act 1985;

(c)	any disposal pursuant to scheme of reconstruction under Section 110 of the Insolvency Act 1986 in relation to BSD;

(d)	any disposal of nil paid rights in relation to new BSD Shares allotted to PepsiCo pursuant to an offer by way of rights made by BSD; and

(e)	any disposal made to satisfy a condition to a waiver granted by the Panel in respect of a requirement on PepsiCo to make a Mandatory Offer.

3.6.2	Subject to Clause 7.2, no Original BSD Shareholder shall dispose of BSD Shares or any interest in BSD Shares upon or after the IPO except that this restriction shall not apply to any disposal made by an Original BSD Shareholder:

(i)	of BSD Shares in connection with the IPO (including any sale of BSD Shares to PepsiCo at the time of the IPO made pursuant to Clause 3.6.1) in accordance with Clause 3.6.3;

(ii)	of BSD Shares in connection with any Subsequent Offering (including any sale of BSD Shares to PepsiCo at the time of such Subsequent Offering made pursuant to Clause 3.6.1) in accordance with Clause 3.6.4;

(iii)	of BSD Shares in connection with any Dilutive Event (pursuant to an offer made by PepsiCo under Clause 3.7.2(i)) in accordance with Clause 3.6.5;

(iv)	of BSD Shares to one or both of the other Original BSD Shareholders in accordance with Clause 3.6.6;

(v)	of any nil paid rights in relation to new BSD Shares allotted to such Original BSD Shareholder pursuant to any offer by way of rights made by BSD;

(vi)	by way of (i) an acceptance of a general offer for the ordinary share capital of BSD made in accordance with the Code or (ii) the provision of an irrevocable undertaking to accept such an offer or (iii) a sale of BSD Shares to an offeror who has announced a firm intention to make an offer (whether or not subject to a pre-condition) for all of the ordinary share capital of BSD under Rule 2.5 of the Code;

(vii)	of BSD Shares pursuant to a compromise or arrangement under Section 425 of the Companies Act 1985;

(viii)	of BSD Shares pursuant to scheme of reconstruction under Section 110 of the Insolvency Act 1986 in relation to BSD; and

(ix)	of BSD Shares made to satisfy a condition to a waiver granted by the Panel in respect of a requirement on such Original BSD Shareholder to make a Mandatory Offer.

3.6.3	In relation to disposals of BSD Shares to be made by the Original BSD Shareholders in connection with the IPO (including any sales to PepsiCo pursuant to Clause 3.6.1), the Original BSD Shareholders shall consult together and each Original BSD Shareholder shall confirm whether or not it intends to participate in such disposals (each Original BSD Shareholder intending to participate being an “IPO Participant”) and, if there is more than one IPO Participant, each IPO Participant shall, unless otherwise agreed among them, dispose of their BSD Shares pro rata to their holdings in BSD prior to IPO.

3.6.4	In relation to disposals of BSD Shares proposed to be made by any Original BSD Shareholders in connection with any Subsequent Offering (including any sales made to PepsiCo pursuant to Clause 3.6.1), all such disposals shall be made only: (a) following expiry or release by the sponsoring bank(s) of any lock-up agreements entered into by the Original BSD Shareholders at the time of the IPO; and (b) so as to ensure an orderly market is maintained in BSD Shares. Without prejudice to the foregoing, in relation to any Subsequent Offering where an Original

BSD Shareholder is proposing, within any period of 7 days, to dispose of BSD Shares constituting 1 per cent. or more of the issued ordinary share capital of BSD:

(i)	such Original BSD Shareholder shall (subject to applicable law and regulation) notify as soon as is reasonably practicable the other Original BSD Shareholders of its intention to dispose of any or all of its BSD Shares and the intended timing of such disposal;

(ii)	following such notification, the Original BSD Shareholders shall consult in good faith as soon as reasonably practicable (having regard to the intended timing of the proposed disposal of BSD Shares) in relation to their participation in, the structure of and the number of BSD Shares to be offered or disposed of in such Subsequent Offering; and

(iii)	where more than one Original BSD Shareholder confirms its intention to participate in any such Subsequent Offering (“Participating Shareholders”), such Participating Shareholders shall, unless otherwise agreed between them, only dispose of their shares simultaneously and through the same selling agent pro rata to their holdings in BSD immediately prior to such Subsequent Offering.

3.6.5	In relation to any offer made to the Original BSD Shareholders by PepsiCo pursuant to Clause 3.7.2(i), each Original BSD Shareholder shall confirm whether or not it intends to accept the offer (in whole or in part) in respect of its pro rata share. If any Original BSD Shareholder confirms it does not intend to accept such offer (or confirms that it accepts the offer in part only), the other Original BSD Shareholder(s) shall be entitled to sell further BSD Shares to enable PepsiCo to acquire the balance (and, if more than one of the other Original BSD Shareholders confirms it intends to sell further BSD Shares, such sales shall be made on a pro rata basis unless they otherwise agree).

3.6.6	If an Original BSD Shareholder wishes to dispose of any BSD Shares to another Original BSD Shareholder, it shall notify both of the other Original BSD Shareholders. If, within five Business Days of such notification, each of the other Original BSD Shareholders confirms an intention to participate in the disposal of such BSD Shares, they shall, unless they agree otherwise, only be permitted to acquire such shares pro rata to their holdings in BSD immediately prior to such disposal.

3.6.7	When an Original BSD Shareholder’s holding of BSD Shares falls to 3 per cent. or below of the issued BSD Shares (the “Minority BSD Shareholder”), all the provisions of this Clause 3.6 (other than Clause 3.6.1(vii)(b)) shall cease to apply to that Minority BSD Shareholder, so that:

(i)	the Minority BSD Shareholder may not, save as otherwise agreed between the Original BSD Shareholders, sell any BSD Shares to PepsiCo unless and until each Original BSD Shareholder has reduced its holding of BSD Shares to or below the Minimum Threshold of the issued BSD Shares; and

(ii)	the Minority BSD Shareholder may otherwise dispose of any BSD Shares held by it to any person other than PepsiCo.

3.6.8	Notwithstanding any other provision in this Agreement, each party agrees that it will not make any acquisition of BSD Shares which would give rise to an obligation of another party to make an offer for the equity share capital of BSD under Rule 9.1 of the Code (“Mandatory Offer”). If any Shareholder (the “Acquiring Shareholder”) acquires (or is treated for the purposes of the Code as having acquired) BSD Shares, and such acquisition gives rise to a requirement to make a Mandatory Offer, the following shall apply (without prejudice to any other rights or remedies the other Shareholders may have in relation to such acquisition):

(i)	the Acquiring Shareholder shall use all reasonable endeavours to obtain a waiver from the Panel and shall promptly make all share sales necessary and take all such other actions as are reasonable to achieve it and, if no waiver is given, shall have sole responsibility for:

(a)	making a Mandatory Offer in accordance with the Code; and

(b)	making available sufficient cash resources to satisfy full acceptance of such Mandatory Offer; and

(ii)	the Acquiring Shareholder shall extend the Mandatory Offer to the other Shareholders.

3.6.9	For the purposes of this Clause 3.6:

(i)	“acquire” includes to purchase, subscribe for, accept an allotment of, borrow, take options over, take a charge or pledge over or otherwise acquire any right over or interest in shares or other equity securities of BSD (and includes an agreement to do any of the foregoing) and “acquisition” shall be interpreted accordingly; and

(ii)	“dispose” includes to sell, lend, sell “short”, grant options over, charge, pledge or otherwise dispose of any rights over or interest in shares (and includes any agreement to do any of the foregoing) and “disposal” shall be interpreted accordingly.

3.6.10	Each Shareholder acknowledges that neither the provisions of this Clause 3.6, nor any other provision of this Agreement, is intended to constitute an arrangement pursuant to which such Shareholder would be deemed to be acting in concert with any other Shareholder(s) for the purposes of the Code.

3.7	Dilutive Events

3.7.1	Subject to Clauses 3.7.2 and 3.7.3, on the occurrence of a Dilutive Event PepsiCo shall be entitled to acquire such number of BSD Shares as would ensure that PepsiCo’shareholding in the enlarged share capital of BSD would, if PepsiCo exercised its rights in full, increase, as a proportion of the difference between the Initial Percentage and the Maximum Percentage, to the same extent in the aggregate shareholding of the Original BSD Shareholders has decreased, as a proportion of the difference between the Initial Combined Percentage and the Base Combined Percentage, as a result of the Dilutive Event (the “Dilutive Acquisition Number”).

3.7.2	PepsiCo shall be entitled to acquire up to the Dilutive Acquisition Number of BSD Shares:

(i)	by making an offer to acquire such BSD Shares from the Original BSD Shareholder(s) at the closing middle market price for the BSD Shares on the date immediately preceding the making of such offer; such offer to be capable of acceptance in whole or in part within three Business Days of receipt of the offer (the “Acceptance Date”) by the Original BSD Shareholders pro rata to their holding(s) in BSD immediately following the Dilutive Event provided that the other Original BSD Shareholder(s) may agree between them to sell the Dilutive Acquisition Number other than on a pro rata basis; or

(ii)	if and only if PepsiCo first makes an offer in accordance with paragraph (i) above and the number of BSD Shares in respect of which acceptances have been received by PepsiCo thereunder, is less than the Dilutive Acquisition Number, be entitled to acquire the balance by way of market purchases provided that PepsiCo’s right to make such market purchases shall cease after a period of seven Business Days from the Acceptance Date or such longer period as is necessary to enable PepsiCo to acquire such BSD Shares in compliance with the SARs.

3.7.3	In relation to each Dilutive Event:

(i)	with respect to the determination of the Dilution Acquisition Number, the provisions of Clauses 3.6.1(iv) and (v) shall apply mutatis mutandis; and

(ii)	the provisions of Clauses 3.6.1(vii) and (ix) shall apply mutatis mutandis.

3.8	Illustrative Shareholdings

For illustrative purposes only, Schedule 1 sets out the relative shareholdings of the Original BSD Shareholders and PepsiCo as a result of the operation of Clauses 3.6.1(ii) and (vii) under various scenarios.

3.9	Transfer of title

In relation to all transfers of BSD Shares made by the Original BSD Shareholders to PepsiCo pursuant to Clauses 3.6 and 3.7:

3.9.1	the full legal and beneficial title to such BSD Shares shall be transferred; and

3.9.2	such BSD Shares shall be transferred free from all Encumbrances.

4	Termination of Existing BSD IPO Agreement

4.1	Termination

Notwithstanding the provisions of Clause 5.2 of the Existing BSD IPO Agreement, each of the Shareholders and PepsiCo agree that the Existing BSD IPO Agreement shall be terminated upon the signing of this Agreement.

4.2	Effect of Termination

Each of the Shareholders and BSD hereby mutually releases and discharges each other party, with effect from the signing of this Agreement, from all obligations, duties, liabilities, losses or expenses arising out of or in any way connected with any provisions of the Existing BSD IPO Agreement.

5	Termination of this Agreement

5.1	Termination Events

Subject to Clause 5.2, this Agreement shall terminate:

5.1.1	if Admission occurs within the IPO Window, on the earlier of:

(i)	the date of completion of the Final BSD Share Offering; or

(ii)	three years after the date of Admission (or, if later, 31 December 2008); or

5.1.2	if Admission does not occur within the IPO Window, on 31 December 2008 or, if earlier, the date upon which the BSD Board either resolves that it does not intend to or determines that it is not practicable to proceed with an IPO within the IPO Window.

5.2	Consequences of Termination

5.2.1	On termination of this Agreement, the provisions of Clause 6 (Confidentiality) and Clause 7 (General Provisions) shall survive termination and, if termination of this Agreement occurs pursuant to Clause 5.1.2, then Clause 2.1 (Board Representation) and Clause 5.3 (Put Option) shall also survive termination; provided that Clause 2.1 shall cease to have effect immediately upon the earlier of:

5.2.2	PepsiCo holding fewer than [613,664] BSD Shares or such other number as is equivalent taking into account any consolidation, subdivision, reconstruction or amalgamation of the BSD share capital;

5.2.3	PepsiCo ceasing to hold in excess of 2.5 per cent. of the issued BSD Shares; and

5.2.4	the occurrence of an event or the giving of a notice of the type referred to in Clause 2.1.1(iv).

5.3	PepsiCo Put

5.3.1	If there has been:

(i)	a termination of this Agreement under Clause 5.1.2; and

(ii)	a termination of the EBAs by Britvic (other than as a result of PepsiCo’s breach) or a non-renewal of the EBAs by Britvic or a termination of the EBAs by PepsiCo as a result of Britvic’s breach,

PepsiCo shall have the right to sell, and require BSD to buy (the “PepsiCo Put”), all (but not some only) of the BSD Shares held (directly or indirectly) by it (the “PepsiCo Shares”) at a price determined in accordance with Clause 5.3.4 below (the “Put Price”).

5.3.2	On the satisfaction of the conditions specified in Clauses 5.3.1(i) and 5.3.1(ii), if PepsiCo wishes to sell the PepsiCo Shares, it shall notify BSD, not later than 5 Business Days following the date on which the later of the two conditions is satisfied, that it wishes to exercise the PepsiCo Put. Following such notification, the Put Price shall be determined in accordance with Clause 5.3.4.

5.3.3	PepsiCo shall notify BSD of the Put Price and, following the notification of such Put Price, the Original BSD Shareholders shall procure that BSD shall acquire the

PepsiCo Shares from PepsiCo at the Put Price as soon as reasonably practicable after such notification.

5.3.4	The Put Price for the PepsiCo Shares, for the purposes of Clause 5.3.1, shall mean a price fixed on the basis of a fair market valuation by agreement between PepsiCo and BSD at the relevant time or, in the absence of such agreement, by an independent chartered accountant who is to be appointed by agreement between PepsiCo and BSD (or, failing agreement on such appointment within 7 days of PepsiCo’s notification that it wishes to exercise the PepsiCo Put, such accountant shall be appointed upon the nomination of the President of the Institute of Chartered Accountants in England and Wales). Such accountant shall act as an expert not as an arbitrator and his decision shall, in the absence of fraud or manifest error, be final and binding on the Parties. For the purposes of determining such fair market valuation, the valuation shall reflect any change in value of the PepsiCo Shares resulting from the termination of this Agreement and the termination or non-renewal of the EBAs.

5.3.5	For the avoidance of doubt, where there has been:

(i)	a termination of this Agreement under Clause 5.1.1;

(ii)	a non-renewal of the EBAs by PepsiCo;

(iii)	a termination of the EBAs by Britvic as a result of PepsiCo’s breach; or

(iv)	a termination of the EBAs by PepsiCo other than as a result of Britvic’s breach,

then PepsiCo shall have no right, pursuant to Clause 5.3.1, to sell its BSD Shares to BSD.

5.3.6	In relation to any transfer of BSD Shares made by PepsiCo pursuant to this Clause 5.3:

(i)	PepsiCo shall transfer the full legal and beneficial title to such BSD Shares; and

(ii)	such BSD Shares shall be transferred free from all Encumbrances.

6	Confidentiality

6.1	Definition of Confidential Information

For the purpose of this Agreement, Confidential Information:

6.1.1	includes, but is not limited to, any information and data (of whatever nature and however recorded or preserved) relating to:

(a)	the content or existence of this Agreement; and

(b)	any Party, its business or activities and which is disclosed by the disclosing Party, its representatives or advisers to a receiving Party, its representatives or its advisers; and

6.1.2	does not include information which:

(a)	is within or comes into the public domain (other than as a result of a breach by the receiving Party or its representatives or advisers of obligations of confidentiality); or

(b)	a Party obtains from a third party who owes no duty of confidentiality in respect of such information.

6.2	Confidentiality Undertakings

Each Party undertakes severally to the other Parties that it shall (and shall use all reasonable endeavours to procure that its respective employees and agents shall) keep any Confidential Information strictly confidential and shall use any Confidential Information exclusively for the purpose of this Agreement, except as permitted under Clause 6.3 below.

6.3	Permitted Disclosure

6.3.1	Clause 6.2 shall not apply so as to prevent disclosure of Confidential Information by any Party where:

(a)	the Party to whom the information is confidential has given prior written consent to such disclosure;

(b)	such disclosure is required to be made by any relevant listing authority or stock exchange (or the rules or regulations of such body), or by law and/or in accordance with an order of a court of competent jurisdiction or order of a competent governmental body acting with lawful authority; or

(c)	the disclosure is made solely for the use of each Party’s professional advisers under obligations of confidentiality.

6.3.2	Each of the Parties hereby consents, subject to the following provisions of this Clause, to the other Parties making a public announcement (in a form agreed to by all Parties) in relation to the signing of this Agreement, the EBA and the FPA and the fact that agreement has been reached between them as to the basis on which an IPO may be effected. The Parties shall consult with a view to agreeing the form of such announcement provided that, in default of agreement, no Party shall make an announcement except to the extent that disclosure is required by any relevant listing authority or stock exchange or by law.

6.4	Notification of Unauthorised Disclosure

Each of the Parties shall inform the other Parties as soon as practicable following any unauthorised disclosure of Confidential Information of which it is or becomes aware.

7	General Provisions

7.1	Whole Agreement

This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

7.2	Group Interests

7.2.1	Without prejudice, in the case of the Original BSD Shareholders, to the terms of the BSD Joint Venture Agreement, any Shareholder may transfer any or all of its BSD Shares to a Permitted Subsidiary and any such Permitted Subsidiary may transfer any or all of the BSD Shares it holds to its Shareholder or another Permitted Subsidiary of such Shareholder. The Parties acknowledge and IHG and Allied respectively confirm that the BSD Shares of the IHG Group are held by its Permitted Subsidiary, Six Continents Investments Limited, and the BSD Shares of the Allied Group are held by its Permitted Subsidiary, Allied Domecq Overseas (Canada) Limited. The Parties acknowledge, and PepsiCo confirms, that the Consideration Shares shall be issued to and held by a Permitted Subsidiary of PepsiCo.

7.2.2	If at any time any BSD Shares are held by a Permitted Subsidiary of a Shareholder, such Shareholder shall procure that the Permitted Subsidiary complies with the terms of this Agreement as if it were subject to the obligations of that Shareholder and, in the event that such entity is to cease to be a Permitted Subsidiary, that such Permitted Subsidiary transfers its holding of BSD Shares to the Shareholder or another Permitted Subsidiary prior to such event occurring.

7.2.3	Each Party undertakes to procure that its ultimate holding company for the time being, if not already a party to this Agreement, shall become such a party in addition to the Party, on such terms as the other Parties reasonably require.

7.3	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, save that this restriction shall not apply to any Permitted Subsidiary of a Shareholder in respect of any period where such Permitted Subsidiary is or has been a shareholder of BSD.

7.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties to this Agreement.

7.5	Further Assurance

At any time after the date of this Agreement, each Party shall and shall use all reasonable endeavours to procure that any necessary third party shall execute such documents and do such acts and things as may be reasonably necessary for the purpose of giving effect to the provisions of this Agreement.

7.6	Notices

7.6.1	Any notice or other communication in connection with this Agreement shall be in writing (a “Notice”) and shall be sufficiently given or served if delivered or sent:

in the case of BSD to:	Britvic House
Broomfield Road
Chelmsford
Essex, CM1 1TU

Fax:	01245 504435

Attention:	The Company Secretary

in the case of IHG to:	67 Alma Road
Windsor, Berkshire, SL4 3HD

Fax:	01753 410101

Attention:	The Company Secretary

in the case of Allied to:	The Pavilions
Bridgwater Road
Bedminster Down
Bristol, BS13 8AR

Fax:	0117 978 5284

Attention:	The Company Secretary

in the case of Whitbread to:	City Point
1 Ropemaker Street
London, EC2Y 9HX

Fax:	0207 806 5457

Attention:	The Company Secretary

in the case of PepsiCo to:	700 Anderson Hill Road
Purchase
New York 10577

Fax:	00 1 194 253 3051

Attention:	The General Counsel

•	or (in any case) to such other address or fax number in the United Kingdom as the relevant Party may have notified to the others in accordance with this Clause.

7.6.2	Any Notice may be delivered by hand or sent by fax. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received on the next Business Day in the place to which it is sent, if sent by fax, or at the time of delivery, if delivered by hand.

7.7	Appointment of Process Agent

PepsiCo irrevocably appoints Wotsits Brands Limited of 1600 Arlington Business Park, Theale, Reading, Berkshire RG7 4SA as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by PepsiCo. If such process agent ceases to be able to act as such or to have an address in England, or if PepsiCo wishes to replace the process agent, PepsiCo irrevocably agrees to appoint a new process agent in England reasonably acceptable to the other parties and to deliver to the parties within 14 days a copy of a written acceptance of appointment by the process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

7.8	Invalidity

If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement, but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

7.9	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart.

7.10	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with English law and the Parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement, save that the expert determination procedure in Clause 3.3.3 shall apply to determine whether the financial conditions specified in that Clause have been satisfied.

Executed by the parties on the date set out above.

SIGNED for and on behalf of
Britannia Soft Drinks Limited

by PAUL STEPHEN MOODY	PAUL STEPHEN MOODY

SIGNED for and on behalf of
InterContinental Hotels Group PLC

by RICHARD SOLOMONS	RICHARD SOLOMONS

SIGNED for and on behalf of
Allied Domecq PLC

by PHILIP BOWMAN	PHILIP BOWMAN

SIGNED for and on behalf of
Whitbread Group PLC

by DAVID RICHARDSON	DAVID RICHARDSON

SIGNED for and on behalf of
PepsiCo Inc.

by JOANNE AVERISS	JOANNE AVERISS

Schedule 1
Illustrative Shareholdings

1	Example to demonstrate the application of Clause 3.6.1(ii)

	Original BSD
	Shareholders	PepsiCo	Aggregate
	%	%	%
Starting point	95.00	5.00	100.00

Subsequent holdings (taking into account both the shares offered to public and shares sold to PepsiCo)	50.00	15.47	65.47

	40.00	17.79	57.79

	30.00	20.12	50.12

	20.00	22.44	42.44

	10.00	24.77	34.77

	9.00	25.00	34.00

2	Example to demonstrate the application of Clause 3.6.1(vii)

IHG	Allied	Whitbread	Total	PepsiCo
If the Original BSD Shareholders start at:

10	5	5	20	22.44

And then move to:

5	2.5	2.5	10	n/a

Deemed position, taking into account the sales to PepsiCo is:

5	3	3	11	24.53

Sold as follows:	IHG	Allied	Whitbread	Total
PepsiCo	1.16	0.47	0.47	2.09

Public	3.84	2.03	2.03	7.91

Total	5.00	2.50	2.50	10.00